UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, August 23, 2017 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), announced today in accordance with Articles 9 and 10, Chilean Market Securities Law and in the form of essential fact (hecho esencial) that today the Board of Directors unanimously approved the following:

To pay an interim dividend equal to US$0.38432 per share, to be charged against 2017 retained earnings. This amount shall be paid in the equivalent in Chilean pesos according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on August 31, 2017.

This shall be paid to the corresponding shareholders who are registered on the shareholders’ registry of the Company five business days prior to September 14, 2017, in person or through their duly authorized representatives, starting at 9:00am on September 14, 2017.

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About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 23, 2017

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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